FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

2.	Press release dated November 26, 2010 regarding amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and amending the public notice of the commencement of the tender offer in connection with submitting amendment statement of tender offer notification for shares of Aloka Co., Ltd. by subsidiary

3.	Press release dated November 30, 2010 regarding additionally amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and additionally amending the public notice of the commencement of the tender offer in connection with submitting amendment statement of tender offer notification for shares of Aloka Co., Ltd. by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 30, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Law of Japan

For the Second Quarter of 142nd Business Term

(from July 1, 2010 to September 30, 2010)

Hitachi, Ltd.

Tokyo, Japan

Notes:

1.	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on November 15, 2010 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.
2.	Unless the context indicates otherwise, the term “Company” refers to Hitachi, Ltd. and the term “Hitachi” refers to the Company and its consolidated subsidiaries.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortage of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortage of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Consolidated Financial Summary

	(Millions of yen, except per share amounts and number of employees)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Three months ended September 30, 2009	Three months ended September 30, 2010	Year ended March 31, 2010
Revenues	4,124,958	4,502,451	2,232,057	2,349,885	8,968,546
Income (loss) before income taxes	(110,139)	263,808	(29,311)	119,524	63,580
Net income (loss) attributable to Hitachi, Ltd.	(133,221)	158,049	(50,556)	71,991	(106,961)
Total Hitachi, Ltd. stockholders’ equity	—	—	962,036	1,415,077	1,284,658
Total equity	—	—	2,073,329	2,403,988	2,267,845
Total assets	—	—	8,835,164	9,318,463	[8,951,762 8,964,464 ]
Hitachi, Ltd. stockholders’ equity per share (yen)	—	—	289.41	313.36	287.13
Net income (loss) attributable to Hitachi, Ltd. per share, Basic (yen)	(40.08)	35.00	(15.21)	15.94	(29.20)
Net income (loss) attributable to Hitachi, Ltd. per share, Diluted (yen)	(40.08)	32.68	(15.21)	14.88	(29.20)
Total Hitachi, Ltd. stockholders’ equity ratio (%)	—	—	10.9	15.2	[14.4 14.3 ]
Cash flows from operating activities	332,563	377,532	—	—	798,299
Cash flows from investing activities	(255,893)	(105,640)	—	—	(530,595)
Cash flows from financing activities	(265,575)	(193,897)	—	—	(502,344)
Cash and cash equivalents at end of period	—	—	617,445	633,817	577,584
Number of employees (persons)	—	—	358,287	352,524	359,746

Notes:	1.	The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.
	2.	The amount of “Total assets” as of March 31, 2010 was revised to adjust the provisional amounts in accordance with the provisions of Accounting Standards of Codification (ASC) 805, “Business Combinations,” issued by Financial Accounting Standards Board. The evaluation of the fair values of the assets and liabilities related to the business combination achieved in March 2010 was completed during the three months ended June 30, 2010. The revised amount is unaudited under the Financial Instruments and Exchange Law of Japan. The amount of “Total assets” prior to the revision is presented in a bracket. Accordingly, “Total Hitachi, Ltd. stockholders’ equity ratio” as of March 31, 2010 was also revised. The ratio prior to the revision is in a bracket.
	3.	The Company adopted the provisions of ASC 860, “Transfers and Servicing” amended by Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets” and ASC 810, “Consolidation” amended by ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. See notes (2) (e) and (5) to the Consolidated Financial Statements for more information.

2. Principal Businesses

There was no material change in principal businesses of Hitachi during the three months ended September 30, 2010.

3. Major Consolidated Subsidiaries

There was no change in major consolidated subsidiaries during the three months ended September 30, 2010.

4. Number of Employees by Segment (Consolidated basis)

(As of September 30, 2010)
Information & Telecommunication Systems	68,584
Power Systems	16,092
Social Infrastructure & Industrial Systems	37,092
Electronic Systems & Equipment	24,668
Construction Machinery	18,624
High Functional Materials & Components	48,438
Automotive Systems	25,101
Components & Devices	54,590
Digital Media & Consumer Products	25,893
Financial Services	3,459
Others	26,910
Corporate	3,073

Total	352,524

Note:	In addition to the employees shown above, the average number of temporary employees during the first quarter was 45,302.

The number of employees of Hitachi, Ltd. was 31,602 as of September 30, 2010.

Business

1. Risk Factors

There was no material changes in the risk factors stated in the annual report for the 141st business term pursuant to the Financial Instruments and Exchange Law of Japan.

2. Contracts

No material contracts were entered into during the three months ended September 30, 2010.

3. Financial Condition, Business Results and Cash Flows

(1) Outline of Business Results

Effective from the year ended March 31, 2010, Hitachi adopted ASC 280, “Segment Reporting,” and changed its segment reporting. The figures of revenues and profit (loss) by segment for the three months ended September 30, 2009 have been reclassified in conformity with the new segmentation.

Business Results

During the three months ended September 30, 2010, the global economy generally showed a moderate recovery trend, driven by growth in China and other emerging nations as well as moderate recovery in the U.S.

In Japan, in addition to solid export, the economy showed some encouraging signs in internal demand, as government measures drove improved personal consumption and capital expenditures recovered due to improvement in corporate sector’s performance.

Under these conditions, total revenues in the three months ended September 30, 2010 increased 5% compared with the three months ended September 30, 2009, to ¥2,349.8 billion, due to increased revenues, in particular, in the High Functional Materials & Components, Construction Machinery, Electronic Systems & Equipment and Automotive Systems segments.

Cost of sales in the three months ended September 30, 2010 was ¥1,739.3 billion, which was the same level as in the three months ended September 30, 2009, and the ratio of cost of sales to revenues accounted for 74% in the three months ended September 30, 2010, compared with 78% in the three months ended September 30, 2009, due to cost reduction efforts including fixed costs reduction.

Selling, general and administrative expenses in the three months ended September 30, 2010 increased 3% compared with the three months ended September 30, 2009, to ¥480.9 billion, and their ratio to revenues was 20% in the three months ended September 30, 2010, compared with 21% in the three months ended September 30, 2009.

Operating income in the three months ended September 30, 2010 increased 402% compared with the three months ended September 30, 2009, to ¥129.5 billion, as higher revenues and restructuring efforts led to profitability improvement in all segments, including the Components & Devices, High Functional Materials & Components, Electronic Systems & Equipment and Automotive Systems segments.

Other income in the three months ended September 30, 2010 increased ¥3.9 billion compared with the three months ended September 30, 2009, to ¥3.9 billion, mainly due to the posting of gain on sale and disposal of rental assets and other property and gain on securities.

Impairment losses for long-lived assets increased ¥4.8 billion compared with the three months ended September 30, 2009, to ¥5.7 billion mainly due to recording impairment losses in connection with a special type of liquid crystal display components in the Components & Devices segment. Other deductions in the three months ended September 30, 2010 decreased ¥21.0 billion compared with the three months ended September 30, 2009, to ¥24.8 billion, mainly due to decrease in write-off of securities. Equity in net loss of affiliated companies decreased ¥21.6 billion compared with the three months ended September 30, 2009, to ¥0.6 billion due to improved performance at the Company’s equity method affiliated company in the semiconductor industry.

As a result of the above, Hitachi recorded income before income taxes of ¥119.5 billion in the three months ended September 30, 2010, an improvement of ¥148.8 billion compared with the three months ended September 30, 2009.

Income taxes amounted to ¥32.5 billion in the three months ended September 30, 2010, an increase of ¥13.7 billion compared with the three months ended September 30, 2009.

As a result of the above, Hitachi posted net income of ¥86.9 billion in the three months ended September 30, 2010, an improvement of ¥135.0 billion compared with the three months ended September 30, 2009.

Net income attributable to noncontrolling interests amounted to ¥14.9 billion in the three months ended September 30, 2010, an increase of ¥12.5 billion compared with the three months ended September 30, 2009, as a result of overall improvement in business results of the Company’s publicly-held subsidiaries.

As a result of the above, Hitachi posted net income attributable to Hitachi, Ltd. of ¥71.9 billion in the three months ended September 30, 2010, an improvement of ¥122.5 billion compared with the three months ended September 30, 2009.

Business Results by Segment

The following is a summary of Hitachi’s results of operations by segment. Revenues for each segment include intersegment transactions.

(Information & Telecommunication Systems)

The segment recorded revenues of ¥425.8 billion, a decrease of 2% compared with the three months ended September 30, 2009, as a result of lower revenues in both services and hardware business due mainly to ongoing reduction for IT investment in Japan.

Segment profit increased 27% compared with the three months ended September 30, 2009, to ¥34.3 billion. This was the result of higher profits in services business due primarily to improvement in project management, and in hardware business due primarily to increased profitability of disk array subsystems attributable to cost reduction efforts.

(Power Systems)

Revenues decreased 6% compared with the three months ended September 30, 2009, to ¥206.9 billion, reflecting lower sales of thermal power generation systems due to some projects being pushed back. The decrease was partially offset by higher sales from nuclear power generation systems due to the construction of new plants and solid performance in preventative maintenance in Japan.

Segment profit increased 314% compared with the three months ended September 30, 2009, to ¥9.6 billion due primarily to improvement in project management and progress with cost reduction.

(Social Infrastructure & Industrial Systems)

The segment recorded revenues of ¥277.3 billion, a decrease of 4% compared with the three months ended September 30, 2009. Although sales of elevators and escalators in China increased, the overall revenue decline was attributable to lower sales resulting from a change in a transactional method in which some products of a manufacturing subsidiary are distributed.

Segment profit increased 181% compared with the three months ended September 30, 2009, to ¥8.2 billion due primarily to higher profit in elevators and escalators resulting from cost reduction efforts.

(Electronic Systems & Equipment)

Revenues rose 13%, to ¥278.7 billion, and segment profit improved ¥12.4 billion, to ¥10.8 billion in the three months ended September 30, 2010 compared with the three months ended September 30, 2009, due mainly to increased sales of semiconductor-related manufacturing equipment and electronic parts manufacturing systems on the back of rebounding capital expenditures in the electronics field.

(Construction Machinery)

Revenues rose 31%, to ¥172.3 billion, and segment profit increased 250%, to ¥11.2 billion in the three months ended September 30, 2010 compared with the three months ended September 30, 2009. In addition to growth in overseas sales of hydraulic excavators and other products, especially in China, the higher revenues reflected the impact of making Telco Construction Equipment Co., Ltd., an Indian company, a consolidated subsidiary in March 2010.

(High Functional Materials & Components)

Revenues rose 16% compared with the three months ended September 30, 2009, to ¥354.9 billion, as a result of higher revenues at Hitachi Metals, Ltd., Hitachi Cable, Ltd. and Hitachi Chemical Co., Ltd. due to a global recovery in demand for automotive components and electronics-related products.

Segment profit increased 190% compared with the three months ended September 30, 2009, to ¥24.0 billion, due to higher revenues and the effects of business structural reforms.

(Automotive Systems)

Revenues increased 19% compared with the three months ended September 30, 2009, to ¥188.8 billion on the back of a global recovery in demand, particularly in emerging markets, and a government program in Japan to spur vehicle sales.

The segment recorded profit of ¥6.6 billion, an improvement of ¥10.6 billion compared with the three months ended September 30, 2009, due primarily to improved capacity utilization in line with recovering demand, as well as the effects of business structural reforms.

(Components & Devices)

Revenues rose 13% compared with the three months ended September 30, 2009, to ¥212.7 billion, due to higher revenues of hard disk drives, reflecting robust demand for use in PCs and servers.

Segment profit improved ¥16.4 billion compared with the three months ended September 30, 2009, to ¥13.4 billion, as a result of improved profitability in hard disk drives due to increased revenues, new products contribution and cost reduction efforts.

(Digital Media & Consumer Products)

Revenues were ¥250.2 billion, which was the same level as in the three months ended September 30, 2009. While sales of air conditioners increased in overseas markets as well as the domestic market due to a summer heat wave in Japan, revenues of flat-panel TVs decreased due to a fall in unit sales prices.

Segment profit increased 68% compared with the three months ended September 30, 2009, to ¥3.8 billion due primarily to effects of business structural reforms in flat-panel TVs and higher revenues in air conditioners.

(Financial Services)

Revenues decreased 34% compared with the three months ended September 30, 2009, to ¥92.4 billion. Although Hitachi Capital Corporation’s outsourcing and other businesses that generate revenues from commission services posted healthy results, the overall decline was due to absence of such large cancellation penalty payment receipts as recorded in the three months ended September 30, 2009.

Segment profit increased ¥5.6 billion compared with the three months ended September 30, 2009, to ¥6.1 billion, as a result of recording earnings related to receivables that were recorded as gains on sale up through March 31, 2010 in line with the consolidation of securitized entities from April 1, 2010, based on new U.S. GAAP accounting standards. The improvement also reflected reduced financing costs.

(Others)

Revenues rose 3%, to ¥195.3 billion, and segment profit increased 27%, to ¥6.8 billion in the three months ended September 30, 2010 compared with the three months ended September 30, 2009, as a result of growth in revenues at Hitachi Transport System, Ltd. due to increased revenues from third-party logistics solutions.

Revenues by Market

Revenues in Japan increased 2% compared with the three months ended September 30, 2009, to ¥1,350.3 billion. This increase reflected mainly higher revenues in the High Functional Materials & Components, Automotive Systems and Electronic Systems & Equipment segments in line with recovering demand in the automotive and electronics-related fields.

Overseas revenues increased 10% compared with the three months ended September 30, 2009, to ¥999.5 billion. In addition to higher revenues in the Construction Machinery Segment, mainly in China, the Components & Devices, Electronic Systems & Equipment, High Functional Materials & Components and Automotive Systems segments posted higher revenues.

As a result, the ratio of overseas revenues to total revenues was 43%, compared with 41% in the three months ended September 30, 2009.

(2) Summary of Financial Position, etc.

Liquidity and Capital Resources

During the three months ended September 30, 2010, the Company had no major changes in the policies of maintaining liquidity and ensuring funds, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising.

Cash Flows

(Cash flows from operating activities)

Net income in the three months ended September 30, 2010 increased to ¥86.9 billion, an improvement of ¥135.0 billion compared with the three months ended September 30, 2009, mainly due to improved operating income. Increase in inventories in the three months ended September 30, 2010 was ¥38.7 billion, a ¥109.6 billion increase compared with the three months ended September 30, 2009, primarily due to seasonal reasons and increased revenues. Increase in payables in the three months ended September 30, 2010 was ¥22.7 billion, a ¥63.2 billion decrease compared with the three months ended September 30, 2009. As a result of the foregoing, operating activities provided net cash of ¥246.0 billion in the three months ended September 30, 2010, a decrease of ¥99.3 billion compared with the three months ended September 30, 2009.

(Cash flows from investing activities)

A net sum of ¥65.3 billion in the three months ended September 30, 2010 was recorded as investments related to property, plant and equipment, where the collection of investments in leases, the proceeds from disposal of property, plant and equipment and the proceeds from disposal of tangible assets and software to be leased were subtracted from the amount of the capital expenditures, the purchase of intangible assets and the purchase of tangible assets and software to be leased. This net sum decreased by ¥38.9 billion compared with the three months ended September 30, 2009, due to a stricter selection of investments. Purchase of investments in securities and shares of newly consolidated subsidiaries decreased by ¥17.3 billion compared with the three months ended September 30, 2009, to ¥17.1 billion, due primarily to absence of large investments such as a capital contribution to Hitachi’s equity method affiliated companies in the semiconductor industry in the three months ended September 30, 2009. As a result of the foregoing, investing activities used net cash of ¥26.0 billion in the three months ended September 30, 2010, a decrease of ¥78.3 billion compared with the three months ended September 30, 2009.

(Cash flows from financing activities)

Financing activities used net cash of ¥220.4 billion in the three months ended September 30, 2010, an increase of ¥35.7 billion compared with the three months ended September 30, 2009. This was mainly due to a ¥88.3 billion net decrease in short-term debt and ¥189.4 billion payments on long-term debt as a result of redemption of debenture by the Company and redemption of commercial papers by its subsidiary.

The net result of the above items in the three months ended September 30, 2010 decreased ¥21.9 billion in cash and cash equivalents, to ¥633.8 billion as of September 30, 2010. Free cash flows, the sum of cash flows from operating and investing activities, were an inflow of ¥219.9 billion in the three months ended September 30, 2010. The inflow decreased by ¥20.9 billion compared with the three months ended September 30, 2009.

Assets, Liabilities, and Stockholders’ Equity

Total assets as of September 30, 2010 were ¥9,318.4 billion, an increase of ¥353.9 billion from March 31, 2010. This was mainly due to the recording of financial assets transferred to consolidated securitization entities on the consolidated balance sheet in accordance with the revision of provisions of ASC 860 “Transfers and Servicing” and ASC 810 “Consolidation,” and an increase in inventories due to seasonal reasons, and others.

Total interest-bearing debt as of September 30, 2010, which is the sum of short-term debt, long-term debt and non-recourse borrowings of consolidated securitization entities, increased to ¥2,864.7 billion, a ¥497.6 billion increase from March 31, 2010. This is mainly due to the recording of liabilities associated with the consolidation of securitization entities as a result of the abovementioned changes in accounting standards.

Noncontrolling interests as of September 30, 2010 increased by ¥5.7 billion from March 31, 2010, to ¥988.9 billion.

Total Hitachi, Ltd. stockholders’ equity as of September 30, 2010 increased by ¥130.4 billion from March 31, 2010, to ¥1,415.0 billion, due mainly to the posting of quarterly net income attributable to Hitachi, Ltd. As a result, the ratio of stockholders’ equity to total assets was 15.2%, compared with 14.3% as of March 31, 2010. The ratio of the interest-bearing debt to the total equity (the sum of total Hitachi, Ltd. stockholders’ equity and noncontrolling interests) increased to 1.19, compared with 1.04 as of March 31, 2010, due mainly to recording non-recourse borrowings of consolidated securitization entities as a result of the abovementioned changes in accounting standards.

(3) Business Strategy

There was no material change in Hitachi’s business strategy during the three months ended September 30, 2010.

4. Research and Development Expense (Consolidated basis)

(Billions of yen)
Segment	Three months ended September 30, 2010
Information & Telecommunication Systems	20.5
Power Systems	3.6
Social Infrastructure & Industrial Systems	5.4
Electronic Systems & Equipment	11.8
Construction Machinery	4.2
High Functional Materials & Components	11.7
Automotive Systems	11.6
Components & Devices	19.4
Digital Media & Consumer Products	6.2
Financial Services	0.0
Others	0.9
Corporate	6.3

Total	102.2

Capital Expenditures (Accrual basis)

	(Billions of yen)
Segment	Three months ended September 30, 2010	Year ended March 31, 2010 (Revised Forecast)
Information & Telecommunication Systems	9.9	27.0
Power Systems	2.7	13.0
Social Infrastructure & Industrial Systems	5.5	22.0
Electronic Systems & Equipment	3.2	15.0
Construction Machinery	9.4	35.0
High Functional Materials & Components	15.0	65.0
Automotive Systems	3.3	19.0
Components & Devices	17.1	65.0
Digital Media & Consumer Products	4.2	17.0
Financial Services	73.7	303.0
Others	6.6	32.0
Eliminations & Corporate items	(2.0)	(13.0)

Total	149.2	600.0

Note: The amount shown in the table above includes investment in leasing assets.

Information on the Company

1. Capital as of September 30, 2010                                              408,814 million yen

2. Matters Concerning Shares

Authorized (Common Stock)	10,000,000,000 shares
Shares Issued (Common Stock)
Number of shares issued as of September 30, 2010:	4,518,154,444 shares*
Number of shares issued as of November 15, 2010:	4,518,154,444 shares
*	Number of shares issued increased 3,154 shares during the three months ended September 30, 2010, due to exercise of a stock acquisition right pertaining to the bonds mentioned below.

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Matters Concerning Stock Acquisition Rights, etc. (As of September 30, 2010)

Bond with Stock Acquisition Rights

Name of Stock Acquisition Rights	130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause)
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 315,429,022 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	¥317 per share
Period during Which Stock Acquisition Rights May Be Exercised	From January 4, 2010 to December 10, 2014

4. Major Shareholders

			(As of September 30, 2010)
	Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1	The Master Trust Bank of Japan, Ltd. (Trust Account)	346,614,000	7.67
2	Japan Trustee Services Bank, Ltd. (Trust Account)	308,070,000	6.82
3	State Street Bank and Trust Company 505224	130,704,500	2.89
4	Hitachi Employees’ Shareholding Association	120,361,384	2.66
5	Nippon Life Insurance Company	98,173,195	2.17
6	SSBT OD05 Omnibus Account - Treaty Clients	94,554,031	2.09
7	The Dai-Ichi Life Insurance Company, Limited	71,361,222	1.58
8	Japan Trustee Services Bank, Ltd. (Trust Account 9)	60,101,000	1.33
9	State Street Bank and Trust Company 505225	58,282,681	1.29
10	Mellon Bank N.A. as Agent for its Client Mellon Omnibus US Pension	50,902,803	1.13

Notes:	1.	The number of shares held by The Dai-Ichi Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”)
	2.	The Company received a copy of filing made to the Kanto Local Finance Bureau. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under the Financial Instruments and Exchange Law of Japan. The summary of the copy is as follows.

Name of owners	Mitsubishi UFJ Trust and Banking Corporation etc.
Date of event which requires reporting	December 28, 2009
Amount of shares beneficially owned by the reporting person	270,491,767 shares
Percentage to total shares issued	5.97%

5. Total Number of Voting Rights Held by All the Shareholders

4,485,811 voting rights (as of September 30, 2010)

6. Share Price

The following table sets forth the reported high and low prices of the Company’s common stock on the first section of the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information
April 2010	424	353
May 2010	415	345
June 2010	374	317
July 2010	360	313
August 2010	375	334
September 2010	387	340

7. Change in Senior Management

There have been no change in senior management since the filing date of the annual report for the 141st business term pursuant to the Financial Instruments and Exchange Law of Japan.

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2010 and March 31, 2010

	Millions of yen
Assets	September 30, 2010	March 31, 2010
Current assets:
Cash and cash equivalents (note 5)	633,817	577,584
Short-term investments (note 3)	36,195	53,575

Trade receivables, net of allowance for doubtful receivables of ¥42,783 million as of September 30, 2010 and ¥43,470 million as of March 31, 2010:
Notes (notes 5 and 13)	104,494	104,353
Accounts (note 5)	1,903,824	2,138,139
Investments in leases (note 5)	229,767	194,108
Current portion of financial assets transferred to consolidated securitization entities (note 5)	211,813	—
Inventories (note 4)	1,362,228	1,222,077
Prepaid expenses and other current assets (note 5)	462,305	485,361

Total current assets	4,944,443	4,775,197

Investments and advances, including affiliated companies (notes 3 and 5)	613,862	712,993
Property, plant and equipment:
Land	465,853	471,123
Buildings	1,917,368	1,931,104
Machinery and equipment	5,513,477	5,554,953
Construction in progress	57,003	62,717

	7,953,701	8,019,897
Less accumulated depreciation	5,813,257	5,800,093

Net property, plant and equipment	2,140,444	2,219,804

Intangible assets (note 6):
Goodwill	166,520	165,586
Other intangible assets	347,349	352,464

Total intangible assets	513,869	518,050

Financial assets transferred to consolidated securitization entities (note 5)	390,712	—
Other assets (note 5)	715,133	738,420

Total assets	9,318,463	8,964,464

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Equity	September 30, 2010	March 31, 2010
Current liabilities:
Short-term debt	481,428	451,451
Current portion of long-term debt (note 5)	378,830	303,730
Current portion of non-recourse borrowings of consolidated securitization entities (note 5)	230,728	—

Trade payables:
Notes	20,713	25,737
Accounts	1,174,258	1,229,546
Accrued expenses (note 13)	883,337	919,849
Income taxes	38,067	50,446
Advances received	412,930	385,199
Other current liabilities (note 5)	406,453	565,245

Total current liabilities	4,026,744	3,931,203

Long-term debt (note 5)	1,468,253	1,611,962
Non-recourse borrowings of consolidated securitization entities (note 5)	305,538	—
Retirement and severance benefits	873,417	905,183
Other liabilities	240,523	248,271

Total liabilities	6,914,475	6,696,619

Equity (note 12):
Common stock (note 9)	408,814	408,810
Capital surplus	603,340	620,577
Legal reserve and retained earnings (note 5 and 11)	863,796	713,479
Accumulated other comprehensive loss (note 5)	(459,613)	(432,057)
Treasury stock, at cost (note 10)	(1,260)	(26,151)

Total Hitachi, Ltd. Stockholders’ equity	1,415,077	1,284,658

Noncontrolling interests (notes 5 and 12)	988,911	983,187

Total equity	2,403,988	2,267,845

Commitments and contingencies (note 13)

Total liabilities and equity	9,318,463	8,964,464

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2010 and 2009

	Millions of yen
	2010	2009
Revenues	4,502,451	4,124,958

Cost of sales	(3,333,831)	(3,200,326)
Selling, general and administrative expenses	(950,572)	(949,392)

Impairment losses for long-lived assets (note 14)	(5,869)	(1,364)
Restructuring charges (note 15)	(1,547)	(13,637)
Interest income	6,336	5,868
Dividends income	2,757	3,480
Gains on sales of stock by subsidiaries or affiliated companies	—	183
Other income (note 16)	75,918	—
Interest charges	(12,427)	(13,558)
Other deductions (note 16)	(14,026)	(27,666)
Equity in net loss of affiliated companies	(5,382)	(38,685)

Income (loss) before income taxes	263,808	(110,139)

Income taxes (note 7)	(59,371)	(28,735)

Net income (loss)	204,437	(138,874)

Less net income (loss) attributable to noncontrolling interests	46,388	(5,653)

Net income (loss) attributable to Hitachi, Ltd.	158,049	(133,221)

	Yen

Net income (loss) attributable to Hitachi, Ltd. stockholders per share (note 17):
Basic	35.00	(40.08)
Diluted	32.68	(40.08)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended September 30, 2010 and 2009

	Millions of yen
	2010	2009
Revenues	2,349,885	2,232,057

Cost of sales	(1,739,367)	(1,740,071)
Selling, general and administrative expenses	(480,945)	(466,150)

Impairment losses for long-lived assets (note 14)	(5,767)	(894)
Restructuring charges (note 15)	(1,416)	(4,404)
Interest income	3,165	3,174
Dividends income	547	622
Other income (note 16)	3,962	—
Interest charges	(6,121)	(6,524)
Other deductions (note 16)	(3,789)	(24,878)
Equity in net loss of affiliated companies	(630)	(22,243)

Income (loss) before income taxes	119,524	(29,311)

Income taxes (note 7)	(32,555)	(18,796)

Net income (loss)	86,969	(48,107)

Less net income attributable to noncontrolling interests	14,978	2,449

Net income (loss) attributable to Hitachi, Ltd.	71,991	(50,556)

	Yen

Net income (loss) attributable to Hitachi, Ltd. stockholders per share (note 17):
Basic	15.94	(15.21)
Diluted	14.88	(15.21)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2010 and 2009

	Millions of yen
	2010	2009
Cash flows from operating activities:
Net income (loss)	204,437	(138,874)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	189,850	223,877
Amortization	56,503	60,618
Impairment losses for long-lived assets	5,869	1,364
Equity in net loss of affiliated companies	5,382	38,685
Gain on sale of investments in securities and other	(73,414)	(1,444)
Impairment of investments in securities	919	13,510
Gain (loss) on disposal of rental assets and other property	(2,691)	10,064
Decrease in receivables	209,121	230,136
(Increase) decrease in inventories	(182,760)	60,699
Decrease in prepaid expenses and other current assets	38,727	47,056
Decrease in payables	(16,091)	(125,521)
Increase (decrease) in accrued expenses and retirement and severance benefits	(23,124)	14,460
Increase (decrease) in accrued income taxes	(12,052)	15,857
Decrease in other current liabilities	(61,979)	(90,424)
Net change in inventory-related receivables from financial services	13,639	(2,401)
Other	25,196	(25,099)

Net cash provided by operating activities	377,532	332,563
Cash flows from investing activities:
Capital expenditures	(112,683)	(155,983)
Purchase of intangible assets	(46,436)	(38,953)
Purchase of tangible assets and software to be leased	(139,404)	(144,265)
Proceeds from disposal of property, plant and equipment	13,580	1,408
Proceeds from disposal of tangible assets and software to be leased	9,687	11,840
Collection of investments in leases	151,205	82,868
Purchase of investments in securities and shares of newly consolidated subsidiaries	(81,348)	(47,874)
Proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation	119,856	15,941
Refund of deposit received for sale of investment in affiliated company	(43,550)	—
Other	23,453	19,125

Net cash used in investing activities	(105,640)	(255,893)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	83,638	(251,990)
Proceeds from long-term debt	142,978	317,641
Payments on long-term debt	(404,293)	(316,588)
Proceeds from sale of common stock by subsidiaries	290	222
Dividends paid to Hitachi, Ltd. stockholders	(12)	(134)
Dividends paid to noncontrolling interests	(10,440)	(13,560)
Acquisition of common stock for treasury	(51)	(77)
Proceeds from sales of treasury stock	34	70
Purchase of shares of consolidated subsidiaries from noncontrolling interest holders	(2,300)	(456)
Proceeds from sale of shares of consolidated subsidiaries from noncontrolling interest holders	225	56
Other	(3,966)	(759)

Net cash used in financing activities	(193,897)	(265,575)
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	12,030	—
Effect of exchange rate changes on cash and cash equivalents	(33,792)	(1,576)

Net increase (decrease) in cash and cash equivalents	56,233	(190,481)
Cash and cash equivalents at beginning of period	577,584	807,926

Cash and cash equivalents at end of period	633,817	617,445

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, power systems, social infrastructure and industrial systems, electronic systems and equipment, construction machinery, high functional materials and components, automotive systems, components and devices, digital media and consumer products, financial services, and others including logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared to reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. The definition of a VIE is included in Accounting Standards Codification (ASC) 810, “Consolidation.” This guidance addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from September 30 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

(c)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including non-taxable transactions, tax credits and valuation allowances, to income before income taxes in accordance with the provisions for interim reporting included in ASC 740, “Income Taxes.” The effect of a change as a result of a change in judgement about the realizability of the related deferred tax asset is recognized in the interim period in which the change occurs.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(d)	Disclosures about Segments of an Enterprise and Related Information

ASC 280, “Segment Reporting,” establishes guidance about how a public business enterprise is required to report financial and descriptive information about its operating segments. This guidance defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, this guidance requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. Certain foreign private issuers (FPIs) were exempted from the segment disclosure requirements of ASC 280 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not previously presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on ASC 280. However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (FIRE) rule. The FIRE rule eliminated an instruction to the Form 20-F that is filed under the Securities Exchange Act of 1934 that permitted certain FPIs to omit segment disclosures required by ASC 280, as well as other enhancements. This aspect of the FIRE rule regarding elimination of the ability to omit segment disclosures was effective for fiscal years ended on or after December 15, 2009. As a result, the Company retrospectively adopted ASC 280.

(e)	Accounting Changes

The Company adopted the provisions of ASC 860, “Transfers and Servicing” amended by Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. These provisions remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to qualifying special-purpose entities. These provisions modify the financial-components approach used to account for transfers of financial assets, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. The provisions also require enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement.

The Company adopted the provisions of ASC 810, “Consolidation” amended by ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. These provisions establish how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions also require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity.

The effect of the adoption of the provisions amended by ASU 2009-16 and ASU 2009-17 is presented in note 5.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(f)	Revision to the Consolidated Balance Sheet

The amounts of goodwill, other intangible assets and other liabilities in the consolidated balance sheet as of March 31, 2010 were revised to adjust the provisional amounts in accordance with the provisions of ASC 805, “Business Combinations.” The evaluation of the fair values of the assets and liabilities related to the business combination achieved in March 2010 was completed during the three months ended June 30, 2010. Consequently, total assets and total liabilities and equity in the consolidated balance sheet as of March 31, 2010 are also revised. The effects on the consolidated balance sheet as of March 31, 2010 are presented in note 21.

(g)	Reclassifications

The Company has reclassified certain amounts on the consolidated statements of cash flows for the six months ended September 30, 2009 to conform to the September 30, 2010 presentation. Cash flows related to tangible and intangible assets have been separated into tangible assets, intangible assets and tangible assets and software to be leased. Increase (decrease) in short-term investments, which was previously presented separately, is included in investments in securities. Additionally, as a result of adopting the provisions of ASC 810, purchases and proceeds from sales of shares of subsidiaries that do not result in a change in the scope of consolidation, which were previously included in cash flows from investing activities, are included in cash flows from financing activities.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of September 30, 2010 and March 31, 2010 are as follows:

	Millions of yen
	September 30, 2010	March 31, 2010
Investments in securities:
Available-for-sale securities
Government debt securities	15,805	43,840
Corporate debt securities	15,090	6,074
Other securities	5,260	3,621
Held-to-maturity securities	40	40

	36,195	53,575

Investments and advances, including affiliated companies as of September 30, 2010 and March 31, 2010 are as follows:
	Millions of yen
	September 30, 2010	March 31, 2010
Investments in securities:
Available-for-sale securities
Equity securities	139,580	159,850
Government debt securities	329	316
Corporate debt securities	32,453	29,285
Other securities	6,197	10,639
Held-to-maturity securities	236	236
Cost-method investments	49,535	48,222
Investments in affiliated companies	339,482	300,956
Advances and other	46,050	163,489

	613,862	712,993

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2010 and March 31, 2010.

	Millions of yen
	September 30, 2010
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	15,805	—	—	15,805
Corporate debt securities	15,099	10	19	15,090
Other securities	5,258	2	—	5,260

	36,162	12	19	36,155
Investments and advances:
Equity securities	90,988	53,795	5,203	139,580
Government debt securities	308	21	—	329
Corporate debt securities	30,404	2,225	176	32,453
Other securities	6,219	43	65	6,197

	127,919	56,084	5,444	178,559

	164,081	56,096	5,463	214,714

	Millions of yen
	March 31, 2010
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	43,839	1	—	43,840
Corporate debt securities	6,071	8	5	6,074
Other securities	3,619	2	—	3,621

	53,529	11	5	53,535
Investments and advances:
Equity securities	90,339	70,998	1,487	159,850
Government debt securities	305	11	—	316
Corporate debt securities	26,419	3,032	166	29,285
Other securities	10,314	392	67	10,639

	127,377	74,433	1,720	200,090

	180,906	74,444	1,725	253,625

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2010 and March 31, 2010.

	Millions of yen
	September 30, 2010
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	3,984	16	894	3

Investments and advances:
Equity securities	24,970	3,871	4,579	1,332
Corporate debt securities	9,092	116	3,832	60
Other securities	36	1	203	64

	34,098	3,988	8,614	1,456

	38,082	4,004	9,508	1,459

	Millions of yen
	March 31, 2010
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	1,498	2	697	3

Investments and advances:
Equity securities	3,491	532	4,718	955
Corporate debt securities	2,646	44	5,669	122
Other securities	—	—	327	67

	6,137	576	10,714	1,144

	7,635	578	11,411	1,147

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Equity securities consist primarily of stocks issued by Japanese listed companies. Government debt securities consist primarily of Japan treasury bonds. Corporate debt securities consist primarily of structured bonds. Other securities consist primarily of investments funds.

The proceeds from the sale of available-for-sale securities for the six months ended September 30, 2010 and 2009 were ¥9,812 million and ¥2,283 million, respectively. The proceeds from the sale of available-for-sale securities for the three months ended September 30, 2010 and 2009 were ¥5,386 million and ¥1,726 million, respectively. The gross realized gain on the sale of those securities for the six months ended September 30, 2010 and 2009 were ¥2,617 million and ¥440 million, respectively. The gross realized gain on the sale of those securities for the three months ended September 30, 2010 and 2009 were ¥1,224 million and ¥288 million, respectively. The gross realized loss on the sale of those securities for the six months ended September 30, 2010 and 2009 were ¥384 million and ¥2 million. The gross realized loss on the sale of those securities for the three months ended September 30, 2010 and 2009 were ¥230 million and ¥2 million.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of September 30, 2010 are as follows:

	Millions of yen
	Held-to- maturity	Available- for-sale	Total
Due within five years	236	17,587	17,823
Due after five years through ten years	—	3,746	3,746
Due after ten years	—	17,646	17,646

	236	38,979	39,215

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of September 30, 2010 and March 31, 2010 were ¥49,442 million and ¥47,900 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(4)	Inventories

Inventories as of September 30, 2010 and March 31, 2010 are summarized as follows:

	Millions of yen
	September 30, 2010	March 31, 2010
Finished goods	534,566	505,918
Work in process	608,864	513,556
Raw materials	218,798	202,603

	1,362,228	1,222,077

(5)	Securitizations

The Company and certain subsidiaries securitize certain financial assets, such as lease, trade and mortgage loans receivable, and arrange other forms of asset-backed financing for the purpose of providing diversified and stable fund raising as part of their ongoing securitization activities. Historically, they have used Hitachi-supported and third-party Special Purpose Entities (SPEs) to execute securitization transactions funded with commercial paper and other borrowings. These securitization transactions are similar to those used by many financial institutions.

Investors in these entities only have recourse to the assets owned by the entity and not to their general credit, unless noted below. The Company and certain subsidiaries do not provide non-contractual support to SPEs and do not have implicit support arrangements with any SPEs. The majority of their involvement with SPEs related to the securitization activities are assisting in the formation and financing of an entity, providing limited credit enhancements, servicing the assets and receiving fees for services provided.

The transferred assets have similar risks and characteristics to the Company’s and certain subsidiaries’ receivables recorded on the consolidated balance sheets. Accordingly, the performance, such as collections or expected credit loss, of these transferred assets has been similar to the receivables recorded on the consolidated balance sheets for the Company and certain subsidiaries; however, the blended performance of the pools of transferred assets reflects the eligibility screening requirements that the Company and certain subsidiaries apply to determine which receivables are selected for transfer. Therefore, the blended performance may differ from receivables recorded on the consolidated balance sheets.

A portion of these lease, trade and mortgage loans receivable is transferred to SPEs sponsored by financial institutions, which operate those SPEs as a part of their businesses. Accordingly, the amount of assets transferred by the Company and its subsidiaries is considerably small compared to the total assets of the SPEs sponsored by these financial institutions that purchase a large amount of assets from entities other than the Company and its subsidiaries. In certain transactions, investors have recourse with a scope that is considerably limited.

Most of the transactions transferring lease and mortgage loans receivable utilize securitization trusts. In those transactions, certain subsidiaries initially transfer the receivables to trusts that had satisfied the conditions of Qualifying SPEs (QSPEs), which under guidance in effect through March 31, 2010 were excluded from the scope of consolidation provisions and receive the beneficial interests in trusts originated from the transferred assets. Subsequently, the subsidiaries transfer the interests to and receive cash as consideration from SPEs that are not former QSPEs, as a part of securitization arrangements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The remaining financial assets, consisting mainly of trade receivables, were transferred to former QSPEs established by certain of the Company’s subsidiaries in the Cayman Island. In those transactions, the Company and certain subsidiaries received cash as consideration from the former QSPEs that were funded through the issuance of asset-backed securities or other borrowings from investors that were secured by the transferred assets. The Company and certain subsidiaries retained subordinated interests in the transferred assets relating to these transactions, or otherwise investors had recourse with considerably limited scope. Furthermore, the Company and certain subsidiaries retained servicing responsibility, and certain of the Company’s subsidiaries provided credit facilities to the former QSPEs in accordance with the service agency business contracts from which temporary payments on behalf of the former QSPEs were made.

As of March 31, 2010, the Company and its subsidiaries have three QSPEs with outstanding balances of transferred receivables and the total amount of their assets was ¥117,159 million. Since the Company and its subsidiaries terminated the transactions with the former QSPEs by September 30, 2010, there are no outstanding balances of transferred receivables to the former QSPEs as of September 30, 2010. The Company and its subsidiaries did not hold any of the voting shares issued by those former QSPEs, and none of the directors of those former QSPEs were executives or employees of the Company or its subsidiaries. Additionally, the former QSPEs also purchased receivables from third-party customers.

In accordance with the new consolidation provisions effective April 1, 2010, the Company and certain subsidiaries are deemed to have a controlling financial interest and are the primary beneficiary of a SPE if it has both the power to direct the activities of the SPE that most significantly impact the SPE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPE. As a result of this change in accounting, the Company consolidated former QSPEs that were unconsolidated prior to April 1, 2010 using the carrying amounts of the SPE’s assets and liabilities as of April 1, 2010.

The incremental impact of these entities on the Company’s total assets and liabilities, net of our investment in them, was an increase of ¥670,558 million and ¥688,477 million, respectively. There also was a net reduction of total equity of ¥17,919 million, principally related to the reversal of previously recognized gains on sales of financial assets as a cumulative effect adjustment to retained earnings.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The incremental impact of this accounting change on the Company’s consolidated balance sheet as of April 1, 2010 is set forth in the following table:

Millions of yen
Net increase (decrease)
Cash and cash equivalents	12,030
Current portion of financial assets transferred to consolidated securitization entities	339,875
Prepaid expenses and other current assets	(33,283)
Investments and advances, including affiliated companies	(117,370)
Financial assets transferred to consolidated securitization entities	457,104
Other assets	12,202

Total assets	670,558

Current portion of long-term debt	(4,898)
Current portion of non-recourse borrowings of consolidated securitization entities	347,367
Other current liabilities	(55,163)
Long-term debt	(2,081)
Non-recourse borrowings of consolidated securitization entities	403,252

Total liabilities	688,477

Legal reserve and retained earnings	(7,732)
Accumulated other comprehensive loss	(2,977)
Noncontrolling interests	(7,210)

Total equity	(17,919)

Consolidated SPEs

The Company consolidated SPEs mainly because the Company has both the power to direct the activities of the SPEs that most significantly impact the SPE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPEs. The consolidated SPEs are mainly trusts for the securitizations of lease receivables and mortgage loans receivable.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The table below summarizes the assets and liabilities of the consolidated SPEs as of September 30, 2010 by type of transferred financial assets that those SPEs hold:

	Millions of yen
	September 30, 2010
	Lease receivables	Mortgage loans receivable	Others	Total
Cash and cash equivalents	5,079	3,420	2,734	11,233
Current portion of financial assets transferred to consolidated securitization entities	117,854	11,583	82,376	211,813
Financial assets transferred to consolidated securitization entities	194,366	188,255	8,091	390,712

Current portion of non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	93,226	—	28,271	121,497
Beneficial interests in trusts	63,360	19,369	26,502	109,231

	156,586	19,369	54,773	230,728

Non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	86,739	—	593	87,332
Beneficial interests in trusts	59,199	154,498	4,509	218,206

	145,938	154,498	5,102	305,538

The assets and liabilities of the consolidated SPEs on the table above exclude intercompany balances that are eliminated in consolidation. Substantially, all of the assets of the consolidated SPEs can only be used to settle obligations of those SPEs.

Transfers to unconsolidated entities

The following information is related to financial assets transferred to unconsolidated entities and accounted for as sales. Those financial assets are transferred mainly to SPEs sponsored by financial institutions.

Securitizations of lease receivables:

Hitachi Capital Corporation and certain other financing subsidiaries sold lease receivables to unconsolidated SPEs and other entities. Net gains recognized on the sale of these lease receivables for the six months ended September 30, 2010 and 2009 were ¥3,926 million and ¥4,864 million, respectively. Net gains recognized on the sale of these lease receivables for the three months ended September 30, 2010 and 2009 were ¥2,198 million and ¥2,902 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The table below summarizes cash flows received from and paid to the SPEs and other entities during the six months ended September 30, 2010 and 2009:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Proceeds from transfer of lease receivables	59,015	81,498
Servicing fees received	—	37
Purchases of delinquent or ineligible assets	—	(50,524)

The table below summarizes cash flows received from and paid to the SPEs and other entities during the three months ended September 30, 2010 and 2009:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Proceeds from transfer of lease receivables	30,105	48,237
Servicing fees received	—	18
Purchases of delinquent or ineligible assets	—	(15,687)

The amounts of initial fair value of subordinated interests for the six and three months ended September 30, 2010 were ¥9,008 million and ¥4,314 million, respectively. The subordinated interests relating to securitizations of lease receivables are initially classified as Level 3 assets within the fair value hierarchy. The initial fair value of the subordinated interests is determined based on economic assumptions including weighted-average life, expected credit risks, and discount rates.

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2010 and as of and for the year ended March 31, 2010 is as follows:

	Millions of yen
	September 30, 2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,061,967	248	476
Assets transferred	(120,613)

Assets held in portfolio	941,354

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

	Millions of yen
	March 31, 2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,103,804	243	1,943
Assets transferred	(491,038)

Assets held in portfolio	612,766

As of September 30, 2010, the amount of the maximum exposure to loss was ¥16,298 million. It mainly consists of the subordinated interests and the obligations to purchase assets with a scope that is considerably limited relating to these securitizations of lease receivables. As of September 30, 2010 and March 31, 2010, the amount of the subordinated interests measured at fair value relating to these securitizations of lease receivables were ¥9,941 million and ¥77,756 million, respectively.

These securitizations were designed to transfer the lease receivables through trusts that satisfied the conditions of former QSPEs. Since almost all of those trusts were consolidated upon the adoption of the new consolidation provisions, the lease receivables transferred to the consolidated trusts were recognized on the Company’s consolidated balance sheet and classified as financial assets transferred to consolidated securitization entities on April 1, 2010.

Securitizations of trade receivables excluding mortgage loans receivable:

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to unconsolidated SPEs and other entities. During the six months ended September 30, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥155,201 million and ¥389,846 million, respectively, and net losses recognized on those transfers were ¥166 million and ¥948 million, respectively. During the three months ended September 30, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥61,576 million and ¥216,555 million, respectively, and net losses recognized on those transfers were ¥83 million and ¥504 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Quantitative information about delinquencies, net credit loss, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the six months ended September 30, 2010 and as of and for the year ended March 31, 2010 is as follows:

	Millions of yen
	September 30, 2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	556,988	118	220
Assets transferred	(136,622)

Assets held in portfolio	420,366

	Millions of yen
	March 31, 2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	979,148	5,414	2,809
Assets transferred	(279,245)

Assets held in portfolio	699,903

As of September 30, 2010, the amount of the maximum exposure to loss was ¥15,052 million. It mainly consists of the subordinated interests and obligations to purchase assets with a scope that is considerably limited relating to these securitizations of trade receivables excluding mortgage loans receivable. As of March 31, 2010, the amount of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable was ¥45,249 million.

A portion of these trade receivables excluding mortgage loans receivable was transferred to former QSPEs, which were established by certain of the Company’s subsidiaries, through September 30, 2010. During the six months ended September 30, 2010, proceeds from the transfer of trade receivables excluding mortgage loans receivable to the former QSPEs and net losses recognized on those transfers were immaterial and there is no outstanding balance of transferred receivables in these former QSPEs as of September 30, 2010. During the six and three months ended September 30, 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable to the former QSPEs were ¥215,308 million and ¥106,858 million, and net losses recognized on those transfers were ¥375 million and ¥184 million, respectively. As of March 31, 2010, outstanding balance of transferred receivables in these former QSPEs was ¥75,654 million.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Securitizations of mortgage loans receivable:

Hitachi Capital Corporation sold mortgage loans receivable to unconsolidated SPEs. For the six and three months ended September 30, 2009, no proceeds from the transfer of mortgage loans receivable were recorded. The subsidiary retained servicing responsibilities but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

Quantitative information about delinquencies, net credit loss, and components of mortgage loans receivable subject to transfer and other assets managed together as of and for the year ended March 31, 2010 is as follows:

	Millions of yen
	March 31, 2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	224,449	—	12
Assets transferred	(210,834)

Assets held in portfolio	13,615

As of March 31, 2010, the amount of the subordinated interests measured at fair value relating to securitizations of mortgage loans receivable was ¥37,661 million.

These securitizations were designed to transfer the mortgage loans receivable through trusts that satisfied the conditions of former QSPEs. Since all of the trusts were consolidated upon the adoption of the new consolidation provisions, the mortgage loans receivable transferred to the consolidated trusts was recognized on the Company’s consolidated balance sheet and classified as financial assets transferred to consolidated securitization entities on April 1, 2010.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(6)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of September 30, 2010 and March 31, 2010 are as follows:

	Millions of yen
	September 30, 2010			March 31, 2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	166,520	—	166,520	165,586	—	165,586

Amortized intangible assets:
Software	691,914	585,668	106,246	691,856	580,138	111,718
Software for internal use	496,483	360,244	136,239	473,621	343,733	129,888
Patents	99,797	81,044	18,753	106,815	87,526	19,289
Other	171,987	102,634	69,353	173,823	99,952	73,871

	1,460,181	1,129,590	330,591	1,446,115	1,111,349	334,766

Indefinite-lived intangible assets	16,758	—	16,758	17,698	—	17,698

(7)	Income Taxes

The Company’s combined statutory income tax rate for the year ended March 31, 2010 was approximately 40.6%. However, the estimated annual effective tax rate applied to income (loss) before income taxes was different from the statutory rate for the year ended March 31, 2010, because the estimated annual effective tax rates of the consolidated tax group including the Company and certain subsidiaries were computed including the effect of a valuation allowance that was necessary to reduce the carrying value of deferred tax assets related to deductible temporary differences and carryforwards originating during the year.

(8)	Retirement and Severance Benefits

Net periodic benefit cost for the contributory funded benefit pension plans and the unfunded lump-sum payment plans for the six months ended September 30, 2010 and 2009 consists of the following components:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Service cost	35,874	35,927
Interest cost	26,615	27,238
Expected return on plan assets for the period	(16,784)	(16,245)
Amortization of prior service benefit	(11,898)	(11,290)
Recognized actuarial loss	44,090	49,092
Transfer to defined contribution pension plan	(121)	40
Employees’ contributions	(80)	(62)

	77,696	84,700

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Net periodic benefit cost for the contributory funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended September 30, 2010 and 2009 consists of the following components:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Service cost	17,782	17,937
Interest cost	13,263	13,692
Expected return on plan assets for the period	(8,358)	(8,185)
Amortization of prior service benefit	(5,811)	(5,655)
Recognized actuarial loss	21,967	24,434
Employees’ contributions	(41)	(37)

	38,802	42,186

(9)	Common Stock

Issued shares of common stock as of September 30, 2010 and March 31, 2010 are as follows:

	Issued shares
	September 30, 2010	March 31, 2010
Issued shares of common stock	4,518,154,444	4,518,132,365

(10)	Treasury Stock

Shares of treasury stock as of September 30, 2010 and March 31, 2010 are as follows:

	Shares
	September 30, 2010	March 31, 2010
Shares of treasury stock	2,266,671	44,014,251

(11)	Dividends

Decision	Class of Shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Vesting date	Effective Date
The Board of Directors on November 2, 2010	Common stock	22,580	Retained earnings	5.0	September 30, 2010	November 25, 2010

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(12)	Equity

The changes in the equity for the six months ended September 30, 2010 and 2009 are summarized as follows:

	Millions of yen
	Six months ended September 30, 2010
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,284,658	983,187	2,267,845
Effect on retained earnings due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(7,732)	(5,225)	(12,957)
Effect on accumulated other comprehensive loss due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(2,977)	(1,985)	(4,962)
Dividends to noncontrolling interests	—	(10,002)	(10,002)
Equity transactions and other	7,404	(6,893)	511
Comprehensive income (loss)
Net income	158,049	46,388	204,437
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(43,586)	(18,163)	(61,749)
Pension liability adjustments	32,552	2,503	35,055
Net unrealized holding gain on available-for-sale securities	(13,525)	(1,733)	(15,258)
Cash flow hedges	234	834	1,068

Comprehensive income	133,724	29,829	163,553

Balance at end of period	1,415,077	988,911	2,403,988

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

	Millions of yen
	Six months ended September 30, 2009
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,049,951	1,129,401	2,179,352
Dividends to noncontrolling interests	—	(13,560)	(13,560)
Equity transactions and other	171	(5,480)	(5,309)
Comprehensive income (loss)
Net loss	(133,221)	(5,653)	(138,874)
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	632	(3,711)	(3,079)
Pension liability adjustments	29,245	4,795	34,040
Net unrealized holding gain on available-for-sale securities	15,132	4,497	19,629
Cash flow hedges	126	1,004	1,130

Comprehensive income (loss)	(88,086)	932	(87,154)

Balance at end of period	962,036	1,111,293	2,073,329

For the three months ended September 30, 2010, total comprehensive income was ¥71,485 million, and for the three months ended September 30, 2009, total comprehensive loss was ¥61,325 million.

Accumulated other comprehensive loss, net of income taxes, as of September 30, 2010 and March 31, 2010 consists of the following:

	Millions of yen
	September 30, 2010	March 31, 2010
Foreign currency translation adjustments	(226,662)	(182,783)
Pension liability adjustments	(239,865)	(272,410)
Net unrealized holding gain on available-for-sale securities	9,108	25,564
Cash flow hedges	(2,194)	(2,428)

Accumulated other comprehensive loss	(459,613)	(432,057)

(13)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥48,023 million as of September 30, 2010.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of September 30, 2010, the undiscounted maximum potential future payments under such guarantees amounted to ¥416,224 million. For providing these guarantees, the subsidiaries obtain collateral equal to the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥13,352 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit and loan commitments as of September 30, 2010 is as follows:

Millions of yen
Total commitment available	12,726
Less amount utilized	3,178

Balance available	9,548

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of September 30, 2010 amounted to ¥408,621 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of September 30, 2010 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three years and two months term ends in May 2013, with financing companies. The unused availability under this agreement as of September 30, 2010 amounted to ¥100,000 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of September 30, 2010 and March 31, 2010, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen
	September 30, 2010	March 31, 2010
Notes discounted	2,262	3,497
Notes endorsed	2,299	2,538

	4,561	6,035

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of September 30, 2010, the amount of transfer of export receivables with recourse was ¥6,954 million.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the six months ended September 30, 2010 and 2009 are summarized as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Balance at beginning of period	56,957	60,449
Expense recognized upon issuance of warranties	9,060	10,098
Usage	(9,791)	(13,183)
Other, including effect of foreign currency translation	(2,070)	333

Balance at end of period	54,156	57,697

The changes in accrued product warranty costs for the three months ended September 30, 2010 and 2009 are summarized as follows:
	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Balance at beginning of period	54,935	59,347
Expense recognized upon issuance of warranties	5,820	6,406
Usage	(5,067)	(7,226)
Other, including effect of foreign currency translation	(1,532)	(830)

Balance at end of period	54,156	57,697

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued.

In September 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Hamaoka Nuclear Power Station No.5. In May 2009, Hokuriku Electric Power Company filed suit against the Company to claim for compensation for consequential losses of ¥20,200 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Shika Nuclear Power Station No.2. The Company is vigorously defending itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that the Company will not be liable for any amount claimed.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice, all in respect of alleged antitrust violations relating to the liquid crystal displays. The Japanese subsidiary paid the fine in relation to the investigation by the Antitrust Division of the U.S. Department of Justice in June 2009.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In May 2010, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company paid that fine in August 2010.

In November 2007, a subsidiary of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

In June 2009, a subsidiary of the Company in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, and a subsidiary of the Company in Korea was investigated in Singapore by the Competition Commission of Singapore, all in respect of alleged antitrust violations relating to optical disk drives.

The Company and these companies have cooperated with the competent authorities in connection with the above matters. Depending upon the outcome of these matters, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of civil lawsuits including class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any, of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made. The actual amount of fines, surcharge payments or any other payments resulting from these legal proceedings may be different from the accrued amounts.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(14)	Impairment Losses for Long-Lived Assets

For the six months and three months ended September 30, 2010, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan and China. For the six months and three months ended September 30, 2010, the Components & Devices segment recognized a loss of ¥4,314 million and ¥4,295 million, respectively, primarily due to a specific type of liquid crystal display components that was projected to have lower production because of smaller demand in the market. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

(15)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2010 and 2009 are as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Special termination benefits	1,464	13,623
Loss on fixed assets	83	14

	1,547	13,637

Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended September 30, 2010 and 2009 are as follows:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Special termination benefits	1,333	4,400
Loss on fixed assets	83	4

	1,416	4,404

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits and one-time termination benefits, which certain subsidiaries provided due to the subsidiaries’ liquidations, for the six months ended September 30, 2010 and 2009 is as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Balance at beginning of the period	8,170	7,543
New charges	1,464	13,623
Cash payments	(6,536)	(10,399)
Foreign currency exchange rate changes	(80)	(3)

Balance at end of the period	3,018	10,764

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

An analysis of the accrued special termination benefits for the three months ended September 30, 2010 and 2009 is as follows:

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Balance at beginning of the period	4,735	11,470
New charges	1,333	4,400
Cash payments	(3,056)	(5,056)
Foreign currency exchange rate changes	6	(50)

Balance at end of the period	3,018	10,764

The restructuring charges for the six months ended September 30, 2010 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Components & Devices segment.

The restructuring charges for the six months ended September 30, 2009 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reorganizing the automotive products business, which has encountered severe deterioration, in the Automotive Systems segment, reducing costs and improving profitability in the High Functional Materials & Components segment and strengthening its storage business on a global basis in the Components & Devices segment.

The restructuring charges for the three months ended September 30, 2010 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Components & Devices segment.

The restructuring charges for the three months ended September 30, 2009 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the High Functional Materials & Components segment.

(16)	Other Income and Other Deductions

The following items are included in other income or other deductions for the six months ended September 30, 2010 and 2009.

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Net gain (loss) on securities	72,300	(13,054)
Net gain (loss) on sale and disposal of rental assets and other property	3,618	(9,412)
Exchange loss	(13,547)	(5,019)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following items are included in other income or other deductions for the three months ended September 30, 2010 and 2009.

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Net gain (loss) on securities	1,975	(13,182)
Net gain (loss) on sale and disposal of rental assets and other property	1,987	(4,995)
Exchange loss	(3,551)	(6,608)

The major component of net gain on securities for the six months ended September 30, 2010 was related to a sale of shares of IPS Alpha Technology, Ltd.

(17)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations for the six months ended September 30, 2010 and 2009 are as follows:

	Number of shares
	Six months ended September 30, 2010	Six months ended September 30, 2009
Weighted average number of shares on which basic net income (loss) per share is calculated	4,515,838,589	3,324,124,375
Effect of dilutive securities:
130% call option attached unsecured convertible bonds (8th series)	315,433,607	—

Number of shares on which diluted net income (loss) per share is calculated	4,831,272,196	3,324,124,375

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Net income (loss) attributable to Hitachi, Ltd. stockholders	158,049	(133,221)
Effect of dilutive securities:
130% call option attached unsecured convertible bonds (8th series)	36	—
Other	(220)	0

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	157,865	(133,221)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share:
Basic	35.00	(40.08)
Diluted	32.68	(40.08)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The net loss attributable to Hitachi, Ltd. stockholders per share computation for the six months ended September 30, 2009 excludes all the convertible bonds because their effect would have been antidilutive.

In addition, the net income (loss) attributable to Hitachi, Ltd. stockholders per share computation for all six month periods presented excludes some stock options because their effect would have been antidilutive.

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations for the three months ended September 30, 2010 and 2009 are as follows:

	Number of shares
	Three months ended September 30, 2010	Three months ended September 30, 2009
Weighted average number of shares on which basic net income (loss) per share is calculated	4,515,845,449	3,324,132,096
Effect of dilutive securities:
130% call option attached unsecured convertible bonds (8th series)	315,430,702	—

Number of shares on which diluted net income (loss) per share is calculated	4,831,276,151	3,324,132,096

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Net income (loss) attributable to Hitachi, Ltd. stockholders	71,991	(50,556)
Effect of dilutive securities:
130% call option attached unsecured convertible bonds (8th series)	18	—
Other	(100)	0

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	71,909	(50,556)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share:
Basic	15.94	(15.21)
Diluted	14.88	(15.21)

The net loss attributable to Hitachi, Ltd. stockholders per share computation for the three months ended September 30, 2009 excludes all the convertible bonds because their effect would have been antidilutive.

In addition, the net income (loss) attributable to Hitachi, Ltd. stockholders per share computation for all three month periods presented excludes some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(18)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 45% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions that are rated A or higher and contracts are diversified into a number of major financial institutions.

The Company and its subsidiaries have an insignificant amount of derivative instruments containing credit-risk-related contingent features, such as provisions that require the Company’s debt to maintain an investment grade credit rating from each of the major credit rating agencies.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currency. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

Certain financing subsidiaries mainly finance a portion of their operations using long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to a variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with long-term debt, including medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in the fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Cash flow hedge

Foreign currency exposure:

Changes in the fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

(19)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(20)	Fair Value

ASC 820 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets or liabilities in markets that are not active; or valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

Investments in debt and equity securities

When available, quoted market prices are used to determine the fair value of investment securities included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets, debt securities such as Japan treasury bonds and U.S. treasury bonds and exchange traded funds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds and debt securities traded over-the-counter.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as subordinated debentures and structured bonds with little market activity.

Derivatives

Closing prices are used for derivatives included in Level 1, which are traded on active markets. The majority of derivatives are traded on over-the-counter markets, which the Company does not deem to represent active markets. Derivative assets and liabilities for which fair value is based on quoted prices associated with transactions that are not distressed, in markets that are not active, or based on models using interest rate curves and forward and spot prices for currencies and commodities are included in Level 2. Derivatives included in Level 2 primarily consist of interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. In infrequent circumstances, the significant inputs of fair value are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These derivatives are included in Level 3.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Subordinated interests resulting from securitization

When fair value is determined using observable inputs, including prices of recent transactions in markets that are not distressed, subordinated interests are included in Level 2. When significant inputs are not observable, fair value is determined based on economic assumptions used in measuring the fair value of the subordinated interests, including weighted-average life, expected credit risks, and discount rates, and the subordinated interests are included in Level 3.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of September 30, 2010 and March 31, 2010. The carrying value of the consolidated balance sheet is equal to the fair value.

	Millions of yen
	September 30, 2010
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	139,580	138,796	784	—
Government debt securities	16,134	16,114	20	—
Corporate debt securities	47,543	—	13,152	34,391
Other	11,457	5,954	5,503	—
Derivatives	29,181	—	29,181	—
Subordinated interests resulting from securitization	9,941	—	—	9,941

	253,836	160,864	48,640	44,332

Liabilities:
Derivatives	(10,819)	—	(10,819)	—

	Millions of yen
	March 31, 2010
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	159,850	156,879	2,971	—
Government debt securities	44,156	43,989	167	—
Corporate debt securities	35,359	—	6,426	28,933
Other	14,260	5,903	8,357	—
Derivatives	26,880	—	26,880	—
Subordinated interests resulting from securitization	115,417	—	—	115,417

	395,922	206,771	44,801	144,350

Liabilities:
Derivatives	(15,135)	—	(15,135)	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following tables present the changes in Level 3 instruments measured on a recurring basis for the six months ended September 30, 2010 and 2009.

	Millions of yen
	Six months ended September 30, 2010
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	28,933	115,417	144,350
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 (a)	—	(113,651)	(113,651)
Purchases, sales, issuances and settlements	3,501	8,175	11,676
Total gains or losses (realized/unrealized)
Included in earnings (b)	327	—	327
Included in other comprehensive income	1,630	—	1,630

Balance at end of period	34,391	9,941	44,332

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2010	—	—	—

(a)	A portion of subordinated interests resulting from securitization was eliminated because of the consolidation of securitization entities.
(b)	Level 3 gains and losses (realized and unrealized) included in earnings for the six months ended September 30, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

	Millions of yen
	Six months ended September 30, 2009
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	26,532	123,465	149,997
Purchases, sales, issuances and settlements	(805)	(10,457)	(11,262)
Total gains or losses (realized/unrealized)
Included in earnings (a)	—	1,972	1,972
Included in other comprehensive income (loss)	1,597	(983)	614

Balance at end of period	27,324	113,997	141,321

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2009	—	1,918	1,918

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the six months ended September 30, 2009 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

The following tables present the changes in Level 3 instruments measured on a recurring basis for the three months ended September 30, 2010 and 2009.

	Millions of yen
	Three months ended September 30, 2010
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	33,214	5,653	38,867
Purchases, sales, issuances and settlements	908	4,288	5,196
Total gains or losses (realized/unrealized)
Included in earnings (a)	(1)	—	(1)
Included in other comprehensive income	270	—	270

Balance at end of period	34,391	9,941	44,332

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2010	—	—	—

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended September 30, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

	Millions of yen
	Three months ended September 30, 2009
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	27,725	123,228	150,953
Purchases, sales, issuances and settlements	(997)	(9,675)	(10,672)
Total gains or losses (realized/unrealized)
Included in earnings (a)	—	661	661
Included in other comprehensive income (loss)	596	(217)	379

Balance at end of period	27,324	113,997	141,321

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2009	—	636	636

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended September 30, 2009 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables.

The Company has written down the carrying amount of equity-method and cost-method investments on the consolidated balance sheets because the Company deems the decline of fair value to be other-than-temporary.

The fair value of the equity-method investments which are listed on an active market is included in Level 1. The fair value of equity-method investments determined using an income approach, based on discounted cash flows using unobservable inputs are included in Level 3. Also, a weighted-average fair value determined using both a market approach and an income approach, which incorporate both observable inputs, such as quoted market prices of comparable companies, and discounted cash flow using unobservable inputs, is included in Level 3. The Company has calculated discounted cash flows of these equity-method investments based on business forecasts, market trends, and assumptions of projected business plans. The Company uses both a market approach and an income approach to determine the fair value of the cost-method investments. The fair value based on observable inputs such as quoted market prices of similar investments is included in Level 2. The fair value primarily based on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans is included in Level 3.

The Company has also written down the carrying amount of long-lived assets on the consolidated balance sheets mainly because the Company deems the carrying amount of certain long-lived assets is not recoverable and exceeds its fair value. The Company mainly uses an income approach or a market approach to calculate the fair value of long-lived assets. These measurements are included in Level 3 since they are based primarily on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans.

The following tables present the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the six months ended September 30, 2010 and 2009.

	Millions of yen
	Six months ended September 30, 2010
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Long-lived assets (a)
Components & Devices segment	—	—	894	(4,314)
Other	—	—	2,542	(1,555)

Total	—	—	3,436	(5,869)

(a) The carrying value as of September 30, 2010 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.
	Millions of yen
	Six months ended September 30, 2009
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments	—	—	81,900	(10,881)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following tables present the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the three months ended September 30, 2010 and 2009.

	Millions of yen
	Three months ended September 30, 2010
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Long-lived assets
Components & Devices segment	—	—	894	(4,295)
Other	—	—	1,049	(1,472)

Total	—	—	1,943	(5,767)

	Millions of yen
	Three months ended September 30, 2009
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments	—	—	81,900	(10,881)

(21)	Merger and Acquisition

On March 30, 2010, Hitachi Construction Machinery Co., Ltd. (Hitachi Construction Machinery), a subsidiary of the Company in the Construction Machinery segment, agreed with Tata Motors Limited to purchase an additional 20% interest in Telco Construction Equipment Co., Ltd. (Telcon). As a result, Hitachi Construction Machinery purchased a total of 20,000,000 shares for ¥23,704 million on March 30, 2010, resulting in the percentage of Hitachi Construction Machinery’s ownership interests in Telcon increasing from 40.0% to 60.0%. Accordingly, Hitachi Construction Machinery obtained control over Telcon and it became a consolidated subsidiary effective March 30, 2010 (the acquisition date).

Telcon manufactures and sells major construction machinery including hydraulic excavators, backhoe loaders and wheel loaders. Hitachi Construction Machinery decided to purchase an additional 20% interest to obtain a strong lead in the India market, which is expected to grow significantly.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following table summarizes the consideration paid for Telcon, the assets acquired and liabilities assumed and recognized as of the acquisition, as well as the fair value as of the acquisition date of the noncontrolling interest in Telcon.

Millions of yen
(As adjusted)
Current assets	29,741
Non-current assets (excluding intangible assets)	16,912
Intangible assets (excluding goodwill)	37,370
Goodwill (not deductible for tax purposes)	32,981

117,004

Current liabilities	(35,105)
Non-current liabilities	(14,095)

(49,200)

Previously acquired equity interest measured at fair value	(22,050)
Cash paid for acquisition	(23,704)
Fair value of noncontrolling interests	(22,050)

(67,804)

The acquired intangible assets subject to amortization amounted to ¥27,931 million including mainly customer contracts and relationships.

The acquired intangible assets not subject to amortization amounted to ¥9,439 million of brands.

Since the evaluation of the fair values of the assets and liabilities was completed during the three months ended June 30, 2010, the Company retrospectively adjusted the provisional amounts as of the acquisition date. As a result, the amounts of other intangible assets and related deferred tax liability, which is included in other liabilities, increased by ¥37,370 million and ¥12,702 million, respectively, whereas goodwill decreased by ¥24,668 million in the consolidated balance sheet as of March 31, 2010.

(22)	Segment Information

The operating segments of the Company are the components for which separate financial information is available and for which segment profit or loss amounts are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has aggregated certain operating segments into reportable segments for reporting purpose, since such aggregation helps financial statement users better understand the Company’s performance.

The reportable segments correspond to categories of activities classified primarily by markets, products and services.

The Company discloses its business in eleven reportable segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, and Others.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The primary products and services included in each segment are as follows:

Information & Telecommunication Systems:

Systems integration, Outsourcing services, Software, Disk array subsystems, Servers, Mainframes, Telecommunication equipment and ATMs

Power Systems:

Thermal power generation systems, Nuclear power generation systems, Hydroelectric power generation systems and Wind power generation systems

Social Infrastructure & Industrial Systems:

Industrial machinery and plants, Elevators, Escalators and Railway vehicles and systems

Electronic Systems & Equipment:

Semiconductor and LCDs manufacturing equipment, Test and measurement equipment, Medical electronics equipment, Power tools and Electronic parts manufacturing system

Construction Machinery:

Hydraulic excavators, Wheel loaders and Mining dump trucks

High Functional Materials & Components:

Wires and cables, Copper products, Semiconductor and display related materials, Circuit boards and materials, Specialty steels, Magnetic materials and components and High grade casting components and materials

Automotive Systems:

Engine management systems, Electric powertrain systems, Drive control systems and Car information systems

Components & Devices:

Hard disk drives, LCDs, Information storage media and Batteries

Digital Media & Consumer Products:

Optical disk drives, Flat-panel TVs, LCD projectors, Mobile phones, Room air conditioners, Refrigerators, Washing machines and Air-conditioning equipment

Financial Services:

Leasing and Loan guarantees

Others:

Logistics, Property management, Insurance agent and others

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following tables show segment information for the six months ended September 30, 2010 and 2009.

Revenues from Outside Customers

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Information & Telecommunication Systems	689,310	710,673
Power Systems	348,985	359,254
Social Infrastructure & Industrial Systems	403,008	440,091
Electronic Systems & Equipment	460,757	389,324
Construction Machinery	331,804	256,637
High Functional Materials & Components	662,518	546,448
Automotive Systems	362,831	284,346
Components & Devices	379,770	326,833
Digital Media & Consumer Products	472,299	429,357
Financial Services	163,460	163,423
Others	227,363	215,877

Subtotal	4,502,105	4,122,263
Corporate items	346	2,695

Total	4,502,451	4,124,958

Revenues from Intersegment Transactions

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Information & Telecommunication Systems	85,506	84,122
Power Systems	35,828	30,419
Social Infrastructure & Industrial Systems	105,902	94,562
Electronic Systems & Equipment	68,284	61,996
Construction Machinery	2,597	2,384
High Functional Materials & Components	37,965	34,046
Automotive Systems	1,832	2,272
Components & Devices	34,970	28,989
Digital Media & Consumer Products	34,615	31,996
Financial Services	23,192	66,733
Others	147,910	150,584

Subtotal	578,601	588,103
Eliminations and Corporate items	(578,601)	(588,103)

Total	—	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Total Revenues

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Information & Telecommunication Systems	774,816	794,795
Power Systems	384,813	389,673
Social Infrastructure & Industrial Systems	508,910	534,653
Electronic Systems & Equipment	529,041	451,320
Construction Machinery	334,401	259,021
High Functional Materials & Components	700,483	580,494
Automotive Systems	364,663	286,618
Components & Devices	414,740	355,822
Digital Media & Consumer Products	506,914	461,353
Financial Services	186,652	230,156
Others	375,273	366,461

Subtotal	5,080,706	4,710,366
Eliminations and Corporate items	(578,255)	(585,408)

Total	4,502,451	4,124,958

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Segment Profit (Loss)

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2009
Information & Telecommunication Systems	34,556	32,304
Power Systems	14,312	3,818
Social Infrastructure & Industrial Systems	10,754	(952)
Electronic Systems & Equipment	16,281	(13,343)
Construction Machinery	18,231	1,571
High Functional Materials & Components	50,254	5,056
Automotive Systems	10,917	(17,102)
Components & Devices	30,293	(13,132)
Digital Media & Consumer Products	10,974	(11,234)
Financial Services	11,269	2,566
Others	12,838	7,318

Subtotal	220,679	(3,130)
Eliminations and Corporate items	(2,631)	(21,630)

Total Segment profit (loss)	218,048	(24,760)

Impairment losses for long-lived assets	(5,869)	(1,364)
Restructuring charges	(1,547)	(13,637)
Interest income	6,336	5,868
Dividends income	2,757	3,480
Gains on sales of stock by subsidiaries or affiliated companies	—	183
Other income	75,918	—
Interest charges	(12,427)	(13,558)
Other deductions	(14,026)	(27,666)
Equity in net loss of affiliated companies	(5,382)	(38,685)

Income (loss) before income taxes	263,808	(110,139)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

The following tables show segment information for the three months ended September 30, 2010 and 2009.

Revenues from Outside Customers

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Information & Telecommunication Systems	380,020	390,590
Power Systems	185,991	204,227
Social Infrastructure & Industrial Systems	219,422	239,510
Electronic Systems & Equipment	242,978	215,019
Construction Machinery	170,625	129,690
High Functional Materials & Components	335,716	289,941
Automotive Systems	187,955	157,793
Components & Devices	194,393	172,454
Digital Media & Consumer Products	231,789	232,990
Financial Services	81,167	85,178
Others	119,702	113,941

Subtotal	2,349,758	2,231,333
Corporate items	127	724

Total	2,349,885	2,232,057

Revenues from Intersegment Transactions

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Information & Telecommunication Systems	45,820	44,565
Power Systems	21,004	16,097
Social Infrastructure & Industrial Systems	57,882	48,321
Electronic Systems & Equipment	35,793	32,042
Construction Machinery	1,750	1,399
High Functional Materials & Components	19,246	17,164
Automotive Systems	930	1,252
Components & Devices	18,397	15,950
Digital Media & Consumer Products	18,432	16,187
Financial Services	11,250	54,869
Others	75,650	75,988

Subtotal	306,154	323,834
Eliminations and Corporate items	(306,154)	(323,834)

Total	—	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Total Revenues

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Information & Telecommunication Systems	425,840	435,155
Power Systems	206,995	220,324
Social Infrastructure & Industrial Systems	277,304	287,831
Electronic Systems & Equipment	278,771	247,061
Construction Machinery	172,375	131,089
High Functional Materials & Components	354,962	307,105
Automotive Systems	188,885	159,045
Components & Devices	212,790	188,404
Digital Media & Consumer Products	250,221	249,177
Financial Services	92,417	140,047
Others	195,352	189,929

Subtotal	2,655,912	2,555,167
Eliminations and Corporate items	(306,027)	(323,110)

Total	2,349,885	2,232,057

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2010

Segment Profit (Loss)

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2009
Information & Telecommunication Systems	34,372	27,007
Power Systems	9,673	2,338
Social Infrastructure & Industrial Systems	8,226	2,923
Electronic Systems & Equipment	10,890	(1,533)
Construction Machinery	11,291	3,223
High Functional Materials & Components	24,046	8,301
Automotive Systems	6,660	(4,020)
Components & Devices	13,494	(2,913)
Digital Media & Consumer Products	3,860	2,299
Financial Services	6,116	471
Others	6,836	5,396

Subtotal	135,464	43,492
Eliminations and Corporate items	(5,891)	(17,656)

Total Segment profit	129,573	25,836

Impairment losses for long-lived assets	(5,767)	(894)
Restructuring charges	(1,416)	(4,404)
Interest income	3,165	3,174
Dividends income	547	622
Other income	3,962	—
Interest charges	(6,121)	(6,524)
Other deductions	(3,789)	(24,878)
Equity in net loss of affiliated companies	(630)	(22,243)

Income (loss) before income taxes	119,524	(29,311)

Intersegment transactions are recorded at the same prices used in transactions with third parties. Corporate items include unallocated corporate expenses such as leading edge R&D expenditures.

As of September 30, 2010 and March 31, 2010, total assets of the Financial Services segment were ¥2,176,978 million and ¥1,789,409 million, respectively. Total assets of the Financial Services segment increased because of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810.

FOR IMMEDIATE RELEASE

Notice regarding Amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and Amending the public notice of the commencement of the Tender Offer in connection with Submitting Amendment Statement of Tender Offer Notification for Shares of Aloka Co., Ltd. by Subsidiary

Tokyo, November 26, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Medical Corporation (TSE:6910; “the company”), a subsidiary of Hitachi, which had announced acquiring shares of Aloka Co., Ltd. (TSE:7704) through a tender offer on November 8, 2010, announced that the company today submitted Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act.

In connection with above, the company announced that the company amended “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010 and “the public notice of the commencement of the Tender Offer” dated November 9, 2010 as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached

November 26, 2010

To our shareholders:
	Company:	Hitachi Medical Corporation

	Representative:	Kazuyoshi Miki, President and Director
(Code 6910; First Section of Tokyo Stock Exchange)

Notification regarding Amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and Amending the public notice of the commencement of the Tender Offer in connection with Submitting Amendment Statement of Tender Offer Notification for Shares of Aloka Co., Ltd.,

Hitachi Medical Corporation announced acquiring shares of Aloka Co., Ltd. (Code 7704; Tokyo Stock Exchange, the “Aloka”) through a tender offer (the “Tender Offer”) on November 8, 2010, and submitted today Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan as follows pursuant to the provisions of Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act.

In connection with above, we hereby gives notice that we amend “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010 and “the public notice of the commencement of the Tender Offer” dated November 9, 2010 as follows.

These Amendings are not changing the conditions, etc., of the Tender Offer pursuant to the provisions of Article 27-3, Paragraph 2, Item 1 of the Financial Instruments and Exchange Act.

I. Contents of Amendment Statement

This Amendment Statement is submitted pursuant to the provisions of Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act since the matters to be amended were arisen in some contents of the Tender Offer Notification filed on November 9, 2010, as amended by Amendment Statement of Tender Offer Notification filed on November 17, 2010. The contents of amendment are as follows;

•	In relation to German Competition Law, we were granted a clearance for the subject share acquisition through Tender Offer by the German Cartel Office.

1

II. Contents of Amendment of “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010.

We amend “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010 as follows. Amended parts are underlined.

2.	Description of the Acquisition, Etc

(9)	Other Conditions and Methods of the Tender Offer

(ii)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

(Before Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”) (if before the day immediately preceding the expiration of the Tender Offer Period (including if that period has been extended) (i) the waiting period has not expired under the Act against Restraints of Competition and the separate approval has not been obtained from German Cartel Office or (ii) if the waiting period has not expired under the Austrian Cartel Act and no request waiver has been obtained from Austrian authorities), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as revised, the “Cabinet Office Ordinance”) and thereafter give public notice without delay.

2

(After Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”) (if before the day immediately preceding the expiration of the Tender Offer Period (including if that period has been extended) if the waiting period has not expired under the Austrian Cartel Act and no request waiver has been obtained from Austrian authorities), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as revised, the “Cabinet Office Ordinance”) and thereafter give public notice without delay.

III. Contents of Amendment of “the public notice of the commencement of the Tender Offer” dated November 9, 2010.

We amend “the public notice of the commencement of the Tender Offer” dated November 9, 2010 as follows. Amended parts are underlined.

2.	Description of the Acquisition, Etc

(14)	Other Conditions and Methods of the Tender Offer

(ii)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

(Before Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”) (if before the day immediately preceding the expiration of the Tender Offer Period (including if that period has been extended) (i) the waiting period has not expired under the Act against Restraints of Competition and the separate approval has not been obtained from German Cartel Office or (ii) if the waiting period has not expired under the Austrian Cartel Act and no request waiver has been obtained from Austrian authorities), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of Cabinet Office Ordinance and thereafter give public notice without delay.

3

(After Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”) (if before the day immediately preceding the expiration of the Tender Offer Period (including if that period has been extended) if the waiting period has not expired under the Austrian Cartel Act and no request waiver has been obtained from Austrian authorities), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of Cabinet Office Ordinance and thereafter give public notice without delay.

(Reference) Overviews of Tender Offer

1.	Target

Aloka Co., Ltd.

2.	Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From November 9, 2010 (Tuesday) to December 27, 2010 (Monday) (both inclusive) (33 business days)

3.	Purchase Price of the Tender Offer

1,075 yen per share of common stock

4.	Number of Shares to Be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
23,855,900 shares	– shares	– shares

Notes:

The details of Tender Offer are as per our press release “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” of November 8, 2010.

-End-

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Solicitation Regulations

The purpose of this Press Release is to publicly announce the Tender Offer and this Press Release has not been prepared for the purpose of soliciting sales. If you offer to sell your shares, please make that offer at your own judgment after reading the Tender Offer Explanatory Statement regarding the Tender Offer. This Press Release does not constitute a solicitation for offers to sell or purchase securities or any partial solicitation, and this Press Release (or any part of this Press Release) or the fact that this Press Release has been distributed is not grounds for any contract pertaining to the Tender Offer, and this Press Release may not be relied upon when executing any contract.

Other Countries

The announcement, release, and distribution of this Press Release might be restricted under law in some countries or regions. In that case, please note and comply with those restrictions. The announcement, release, and distribution of this Press Release is to be considered the distribution of materials as only information, not the solicitation for offers to purchase or sell shares with respect to the Tender Offer.

5

FOR IMMEDIATE RELEASE

Notice regarding Additionally Amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and Additionally Amending the public notice of the commencement of the Tender Offer in connection with Submitting Amendment Statement of Tender Offer Notification for Shares of Aloka Co., Ltd. by Subsidiary

Tokyo, November 30, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Medical Corporation (TSE:6910; “the company”), a subsidiary of Hitachi, which had announced acquiring shares of Aloka Co., Ltd. (TSE:7704) through a tender offer on November 8, 2010, announced that the company today submitted Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act.

In connection with above, the company announced that it additionally amended “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010 and “the public notice of the commencement of the Tender Offer” dated November 9, 2010 (which was amended by ““Notification regarding Amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and Amending the public notice of the commencement of the Tender Offer in connection with Submitting Amendment Statement of Tender Offer Notification for Shares of Aloka Co., Ltd.,”” dated November 26, 2010.) as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached

November 30, 2010

To our shareholders:
	Company:	Hitachi Medical Corporation

	Representative:	Kazuyoshi Miki, President and Director
(Code 6910; First Section of Tokyo Stock Exchange)

Notification regarding Additionally Amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and Additionally Amending the public notice of the commencement of the Tender Offer in connection with Submitting Amendment Statement of Tender Offer Notification for Shares of Aloka Co., Ltd.,

Hitachi Medical Corporation announced acquiring shares of Aloka Co., Ltd. (Code 7704; Tokyo Stock Exchange, the “Aloka”) through a tender offer (the “Tender Offer”) on November 8, 2010, and submitted today Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan as follows pursuant to the provisions of Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act.

In connection with above, we hereby gives notice that we amend “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010 and “the public notice of the commencement of the Tender Offer” dated November 9, 2010 (which was amended by ““Notification regarding Amending “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” and Amending the public notice of the commencement of the Tender Offer in connection with Submitting Amendment Statement of Tender Offer Notification for Shares of Aloka Co., Ltd.,”” dated November 26, 2010. The same shall apply hereinafter.) as follows.

These Amendings are not changing the conditions, etc., of the Tender Offer pursuant to the provisions of Article 27-3, Paragraph 2, Item 1 of the Financial Instruments and Exchange Act.

I. Contents of Amendment Statement

This Amendment Statement is submitted pursuant to the provisions of Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act since the matters to be amended were arisen in some contents of the Tender Offer Notification filed on November 9, 2010, as amended by Amendment Statements of Tender Offer Notification filed on November 17, 2010 and on November 26, 2010. The contents of amendment are as follows;

•	In relation to Austrian Competition Law, we were approved the subject share acquisition through Tender Offer.

1

II. Contents of Amendment of “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010.

We amend “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” dated November 8, 2010 as follows. Amended parts are underlined.

2.	Description of the Acquisition, Etc

(9)	Other Conditions and Methods of the Tender Offer

(ii)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

(Before Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”) (if before the day immediately preceding the expiration of the Tender Offer Period (including if that period has been extended) if the waiting period has not expired under the Austrian Cartel Act and no request waiver has been obtained from Austrian authorities), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as revised, the “Cabinet Office Ordinance”) and thereafter give public notice without delay.

2

(After Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as revised, the “Cabinet Office Ordinance”) and thereafter give public notice without delay.

III. Contents of Amendment of “the public notice of the commencement of the Tender Offer” dated November 9, 2010.

We amend “the public notice of the commencement of the Tender Offer” dated November 9, 2010 as follows. Amended parts are underlined.

2.	Description of the Acquisition, Etc

(14)	Other Conditions and Methods of the Tender Offer

(ii)	Conditions of Withdrawal of the Tender Offer, Details thereof and Method of Disclosing the Withdrawal

(Before Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”) (if before the day immediately preceding the expiration of the Tender Offer Period (including if that period has been extended) if the waiting period has not expired under the Austrian Cartel Act and no request waiver has been obtained from Austrian authorities), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of Cabinet Office Ordinance and thereafter give public notice without delay.

3

(After Amendment)

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”), the Tender Offeror may withdraw the Tender Offer.

If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the final day of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of Cabinet Office Ordinance and thereafter give public notice without delay.

(Reference) Overviews of Tender Offer

1.	Target

Aloka Co., Ltd.

2.	Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From November 9, 2010 (Tuesday) to December 27, 2010 (Monday) (both inclusive) (33 business days)

3.	Purchase Price of the Tender Offer

1,075 yen per share of common stock

4.	Number of Shares to Be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
23,855,900 shares	– shares	– shares

Notes:

The details of Tender Offer are as per our press release “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” of November 8, 2010.

-End-

4

Solicitation Regulations

The purpose of this Press Release is to publicly announce the Tender Offer and this Press Release has not been prepared for the purpose of soliciting sales. If you offer to sell your shares, please make that offer at your own judgment after reading the Tender Offer Explanatory Statement regarding the Tender Offer. This Press Release does not constitute a solicitation for offers to sell or purchase securities or any partial solicitation, and this Press Release (or any part of this Press Release) or the fact that this Press Release has been distributed is not grounds for any contract pertaining to the Tender Offer, and this Press Release may not be relied upon when executing any contract.

Other Countries

The announcement, release, and distribution of this Press Release might be restricted under law in some countries or regions. In that case, please note and comply with those restrictions. The announcement, release, and distribution of this Press Release is to be considered the distribution of materials as only information, not the solicitation for offers to purchase or sell shares with respect to the Tender Offer.

5